Exhibit 99.1

Press Release	Media Contact
Matthias Link
T +49 6172 609-2872
matthias.link@fresenius.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609-2601
dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

1 August 2017

Fresenius Medical Care delivers another quarter of strong revenue growth

•                  Strong revenue increase by 11% supported by growth in all regions

•                  North American Care Coordination activities grew by 32%

•                  Operating cash flow improved by 46% compared to Q2 2016

•                  FY 2017 outlook confirmed

Key figures (IFRS)

EUR million	Q2 2017	Growth yoy	H1 2017	Growth yoy
Revenue	4,471	11%	9,019	14%
Adjusted revenue(1)	4,473	11%	8,921	12%
Operating income (EBIT)	583	2%	1,235	16%
Adjusted operating income (EBIT)(1)	591	4%	1,144	7%
Net income(2)	269	2%	577	21%
Adjusted net income(1),(2)	274	4%	523	10%
Basic earnings per share (in EUR)	0.88	2%	1.88	21%

(1) Adjusted for the effects of the agreement with United States Departments of Veterans Affairs and Justice for outstanding payments

(2) Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA

Rice Powell, Chief Executive Officer of Fresenius Medical Care stated: “We have delivered another quarter of strong revenue growth. The increase was supported by positive developments in all regions and very strong growth in our Care Coordination business. With our continued strong performance in the first half of this year, we are on track to deliver on our outlook for 2017.”

Revenue & Earnings

Revenue in the second quarter of 2017 improved by 11% and reached EUR 4,471 million (+9% at constant currency), largely driven by strong Health Care Services revenue growth of 11% in North America (+8% at constant currency). Total Health Care Services revenue increased by 11% (+9% at constant currency) to EUR 3,649 million, while product revenue grew 9% (+8% at constant currency) to EUR 822 million. Organic revenue contributions increased by 6% for Health Care Services and by 7% for the products business. In the first half 2017, revenue grew by 14% to EUR 9,019 million. Health Care Services increased by 15% (+11% at constant currency), while product related revenue increased by 9% (+7% at constant currency).

Operating Income (EBIT) in the second quarter of this year increased by 2% to EUR 583 million resulting in a margin of 13.0% (4%(1) on an adjusted basis); The EBIT margin was impacted by higher expenses for personnel and bad debt, foreign currency transaction losses and higher cost in the pharmacy service business. For the first six months, operating income increased by 16% to EUR 1,235 million (7%(1) on an adjusted basis).

Net interest expense was EUR 95 million compared to EUR 90 million in the second quarter of 2016. The increase was driven by an increased average debt level coupled with lower average interest rates as well as unfavorable foreign translation effect.

Income tax expense was EUR 150 million, which translates into an effective tax rate of 30.8%, compared to last year’s Q2 with a tax rate of 31.1%.

Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA developed in line with operating income and was EUR 269 million in the second quarter of 2017. Based on a number of approximately 306.5 million shares (weighted average number of shares outstanding), basic earnings per share (EPS) amounted to EUR 0.88 compared to EUR 0.86 for the second quarter of 2016. For the first half of 2017, net

(1) Adjusted for the effects of the agreement with United States Departments of Veterans Affairs and Justice for outstanding payments income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA increased by 21% to EUR 577 million.

Development of Reporting Segments

In the second quarter of this year North America revenue increased by 11% to EUR 3,225 million and corresponds to 72% of total revenue. At constant currency rates growth was at 8%. The Dialysis revenue grew by 6% (3% at constant currency). Care Coordination revenue showed again a very strong increase of 32% (29% at constant currency) and contributed EUR 698 million. The continued progress in Care Coordination was driven by organic growth of 19% and contribution from acquisitions of 10%. Dialysis Care revenue grew by 6% (4% at constant currency) and was driven by same market treatment growth (3%) and contributions from acquisitions (1%). Product revenue increased by 2% (stable at constant currency) and was supported by higher sales of renal drugs and products for peritoneal dialysis as well as disposables for hemo dialysis which was partially offset by lower sales in machines.

Operating income of the North America segment was EUR 470 million (+3%), the operating income margin was 14.6%, below last year’s Q2 level (15.7%).

Dialysis business margin was negatively impacted by higher expense for personnel, supplies and rent. Positive impact came from a consent agreement on certain pharmaceuticals, lower costs for health care supplies and lower bad debt expenses. Compared to Q2 last year the Dialysis margin was slightly down to 18.2% (-20bps). Care Coordination margins decreased to 1.2% due to higher bad debt expense, the impact from lower profit contribution for vascular services and higher costs for pharmacy services. This was partially offset by earnings recognized from the BPCI initiative for hospital related physician services as well as the impact from improved contributions for laboratory services. From a sequential perspective, Care Coordination showed a positive swing in profits of around EUR 10 million.

For the first half of 2017, North America revenue increased by 14% to EUR 6,600 million. Operating income increased by 16% to EUR 995 million.

In the second quarter of this year EMEA revenue increased by 7% (7% at constant currency) to EUR 642 million, mainly driven by a positive business development in Dialysis Product revenue which increased by 6% to EUR 311 million. The company generated EUR 21 million of Non-Dialysis Product revenue, in line with the previous quarter. Health Care Services revenue increased by 6% (5% at constant currency).

Operating income was EUR 113 million in Q2 2017, the operating income margin decreased from 20.7% to 17.6%. This was driven by foreign currency transaction losses and investments into Xenios as well as pressure on reimbursement in certain countries. This was partially offset by the positive impact from higher revenue and lower bad debt expense.

For the first half of 2017, EMEA revenue increased by 7% to EUR 1,255 million, while operating income of EUR 227 million was 6% below last year´s level.

In the second quarter of this year Asia-Pacific revenue grew with a strong pace by 19% (17% at constant currency) to EUR 417 million. Health Care Services generated revenue of EUR 191 million, reflecting 6% organic revenue growth. With a growth of 17% (15% constant currency) to EUR 226 million, the Health Care Products business also delivered a very strong performance, mainly driven by higher sales of dialyzers, machines and products for acute care treatments as well as blood lines. Operating income was EUR 78 million (+17%) in line with top-line growth, supported by an improved revenue mix and business growth mainly in China. Operating income margin of 18.7% was slightly below the level of last year (-30bps).

Based on the acquisition of Cura day hospital group in Australia — a big step into Care Coordination outside the North American market — the company starts to report dedicated Care Coordination revenue and operating income within the Asia-Pacific segment. In addition to Cura, there are historically minor activities in the reporting segment that also relate to a coordinated care approach and will now, going forward, also be reported in Care Coordination.

For the first half of 2017, Asia-Pacific revenue increased by 15% to EUR 795 million. Operating income improved to EUR 160 million, an increase of 27%.

Latin America delivered revenue of EUR 183 million, an improvement of 18% (16% at constant currency). Product revenue grew by 17% (10% at constant currency) based on higher sales of dialyzers, and hemodialysis solutions partially offset by lower peritoneal dialysis products. Health Care Services revenue increased by 18% (18% at constant rates) to EUR 131 million. Operating income was at EUR 12 million, compared to EUR 14 million in previous year’s Q2. Operating income margin was at 6.8% in Q2 2017 compared to 9.3% in Q2 2016. The development is mainly the result of unfavorable foreign currency transaction effects.

For the first half of 2017, Latin America revenue increased by 22% to EUR 360 million. Operating income improved to EUR 27 million, an increase of 11%.

Cash flow

In the second quarter of 2017 EUR 883 million in net cash provided by operating activities were generated, representing 20% of revenue, compared to EUR 604 million in last year’s Q2. The cash flow was positively influenced by seasonality in invoicing. The number for DSO (days sales outstanding) improved sequentially by 7 days compared to Q1 2017 and reached 66 days.

Employees

As of end of June 2017, Fresenius Medical Care had 112,163 employees (full-time equivalents) worldwide, compared to 106,556 employees at the end of June 2016. This increase was mainly attributable to our continued organic growth and acquired companies.

Outlook 2017 confirmed

Based on the solid business development in the first six month of 2017, Fresenius Medical Care confirms its full year outlook 2017. The company expects revenue growth between +8% and +10% at constant currency.

Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA is expected to increase by +7% to +9% at constant currency over the previous year. The effects of the agreement with the U.S. Departments of Veterans Affairs and Justice are excluded.

Conference call

Fresenius Medical Care will hold a conference call to discuss the results of the first quarter 2017 on Tuesday, August 1, 2017 at 3.30 p.m. CEDT/ 9.30 a.m. EDT. The company invites investors to follow the live webcast of the call at the company’s website www.freseniusmedicalcare.com in the “Investors/Events” section. A replay will be available shortly after the call.

Please refer to our statement of earnings included at the end of this news and to the attachments as separate excel- and PDF-files for a complete overview of the results for the second quarter 2017.

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases of which around 3 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,690 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 315,305 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding the range of related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Fresenius Medical Care - Statement of earnings

in Euro million, except share data, unaudited

	Three months ended June 30,
	2017	2016	Change
Revenue
Health Care Services	3,649	3,273	11.5%
Health Care Products	822	753	9.3%
Total revenue	4,471	4,026	11.1%

Cost of revenue	2,976	2,673	11.4%
Gross profit	1,495	1,353	10.5%
Selling, general and administrative	900	760	18.4%
Research and development	35	34	3.3%
Income from equity method investees	(23)	(12)	93.4%
Operating income (EBIT)	583	571	2.1%

Interest expense, net	95	90	4.7%
Income before taxes	488	481	1.6%
Income tax expense	150	149	0.7%
Net income	338	332	2.0%
Less: Net income attributable to noncontrolling interests	69	68	2.3%
Net income attributable to shareholders of FMC AG & Co. KGaA	269	264	1.9%

Operating income (EBIT)	583	571	2.1%
Depreciation and amortization	186	173	8.2%
EBITDA	769	744	3.5%
EBITDA margin	17.2%	18.5%

Weighted average number of shares	306,523,865	305,507,271

Basic earnings per share	€0.88	€0.86	1.5%
Basic earnings per ADS	€0.44	€0.43	1.5%

In percent of revenue
Costs of revenue	66.6%	66.4%
Gross profit	33.4%	33.6%
Operating income (EBIT)	13.0%	14.2%
Net income attributable to shareholders of FMC AG & Co. KGaA	6.0%	6.6%